UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 1-6905

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUDDICK RETIREMENT AND SAVINGS PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUDDICK CORPORATION
301 S. TRYON STREET, SUITE 1800
CHARLOTTE, NORTH CAROLINA 28202
(704) 372-5404

REQUIRED INFORMATION

The Ruddick Retirement and Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Accordingly, the financial statements and schedules of the Plan for the year ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

RUDDICK RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

RUDDICK RETIREMENT AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants
  and the Ruddick Corporation Retirement Plan Committee,
Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ruddick Retirement and Savings Plan (the "Plan") as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Ruddick Corporation, as Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 28, 2011

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Cash	$2,899	$3,171
Investments, at fair value (Notes B, C, D and E):
Mutual funds	268,388,383	211,336,415
Common collective trust funds	76,480,330	68,536,190
Ruddick Corporation common stock	160,833,162	125,543,374
	505,701,875	405,415,979
Receivables (Note B):
Participant contributions	285,305	253,382
Employer contribution	13,657,825	13,131,867
Notes receivable from participants	21,225,630	17,114,617
Interest receivable on notes from participants	23,244	13,537
	35,192,004	30,513,403

Total Assets	540,896,778	435,932,553

LIABILITIES
Administrative expenses payable	6,875	22,116
NET ASSETS, at fair value	540,889,903	435,910,437

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(2,085,571)	(1,562,449)
NET ASSETS AVAILABLE FOR BENEFITS	$538,804,332	$434,347,988

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2010

Investment income:
Net appreciation in fair value of investments (Notes B, C and D)	$82,969,084
Dividends	7,841,258
90,810,342

Interest income on notes receivable from participants	1,061,526

Contributions: (Note A)
Participant	28,642,544
Employer	21,624,343
50,266,887
Deductions:
Benefits paid to participants	37,074,321
Administrative expenses	608,090
37,682,411

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	104,456,344

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	434,347,988

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$538,804,332

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Ruddick Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Ruddick Corporation (the "Company" or "Employer") sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company for the benefit of its employees and employees of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $16,500 for 2010. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute "catch-up" contributions of $5,500 for 2010.

Contributions

The Plan includes a Company matching contribution at a rate determined at the sole discretion of the Board of Directors of the Company or its delegate. Except for participants of American & Efird, Inc. ("A&E"), a wholly owned subsidiary of the Company, the match rate was 50% of each individual participant's contributions for 2010. The match rate for participants of A&E was suspended on April 1, 2009 and subsequently reinstated at a rate of 25% effective January 1, 2011. The Company matching contribution is applicable only to the first 4% of compensation contributed by participants. The matching contribution is deposited with each payroll contribution. Contributions are subject to certain limitations.

For each plan year (January 1 - December 31), the Company generally makes an Automatic Retirement Contribution ("ARC") to an individual participant's account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or its subsidiaries on the last day of the plan year. Contributions are a percentage of the individual participant's pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year. A&E employees who were hired or rehired after June 30, 2008 are generally not eligible to receive the ARC.

Participants may direct the investment of their contributions, the Company's matching contribution and their ARC from among various investment options offered by the Plan. In the event an effective investment direction is not made by the participant, and in the case of contributions made by or on behalf of a participant that, under the terms of the Plan, are to be invested in the Plan's default investment, such contributions shall be invested in a default investment fund that meets the requirements of ERISA, Department of Labor Regulations and any other related regulations or similar guidance.  Currently, the Plan's default investment fund is an age-appropriate retirement fund based upon retirement at age 65. Effective August 1, 2010, participants may not direct more than 20% of their contributions into Company stock.  If participants directs more than 20% of their contributions into Company stock, the excess will be invested in the Plan's default investment. In addition, amounts may not be transferred from existing investment funds to Company stock if the resulting amount of Company stock exceeds 20% of the aggregate value of the participant's account.

Participant Accounts

Each participant's account is credited or charged with the participant's contribution and allocations of the Company's contributions, Plan earnings (losses), benefit payments and allocations of administrative expenses. Allocations of administrative expenses may be determined on a per participant basis or prorated across all participants' investments based proportionately on each participant's account balance, depending upon the category and nature of the expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Participants are immediately vested in their contributions plus actual earnings thereon. Once participants stop working for the Company, they may receive the vested value of their account. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions. Certain A&E employees may also be eligible to withdraw certain amounts contributed to the American & Efird, Inc. Employees' Profit Sharing Plan that was previously merged into the Plan. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans.

Vesting

For Company matching contributions, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A "Year of Service" requires a minimum of 1,000 hours of service during the vesting computation period with the Company. In general (and except for certain distributions associated with the ARC which include an annuity purchase option), payment of any benefit is made in the form of a lump-sum payment as outlined in the Plan document.

After completing five Years of Service, a participant is fully vested for ARCs made before January 1, 2007. For ARCs made on or after January 1, 2007, a participant is fully vested after completing three Years of Service.

Forfeited Accounts

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution account and ARCs as of the earlier of (a) distribution to the participant of the participant's vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. Forfeitures utilized to offset Employer contributions totaled $702,575 during 2010. The forfeiture balance was $528,957 and $386,024 at December 31, 2010 and 2009, respectively.

Notes Receivable From Participants

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance excluding ARC and merged ESOP accounts. Only one loan per year may be taken, but up to two loans can be outstanding at a time. A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant's principal residence, loans must be repaid within five years. Loans bear a fixed interest rate of one percent over the prime rate in effect at the time of borrowing. Interest on loans outstanding ranged from 4.25% to 9.25%, reflecting the change in interest rates during the last five years. Principal and interest is paid through payroll deductions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company (the "Trustee"), Plan investments are reported at fair value. Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

The Equity Index Fund is a common collective trust fund operated by T. Rowe Price Trust Company, a wholly owned subsidiary of T. Rowe Price Associates, Inc. Each investor's beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the net asset value per unit computed on that date. The Equity Index trust's financial instruments are valued and its net asset value is computed at the close of the New York Stock Exchange each day it is open for business.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment manager, record-keeping, legal, audit, and communication expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Reclassifications

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board ("FASB") authoritative guidance on reporting loans to participants by defined contribution plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on Net Assets Available for Benefits or Changes in net Assets Available for Benefits.

NOTE C - INVESTMENTS

Investments that represent 5% or more of the Plan's net assets, at fair value, as of December 31, 2010 and 2009 are as follows:

	2010	2009
Employer Common Stock	$160,833,162	$125,543,374
Mutual Funds:
T. Rowe Price Associates, Inc. Blue Chip Growth Fund	29,956,840	26,090,669
Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund	57,701,389	52,030,060
	248,491,391	203,664,103
Aggregate of other individual investments less than 5%	257,210,484	201,751,876
	$505,701,875	$405,415,979

The net appreciation in fair value of investments for each category of investments for the year ended December 31, 2010 consists of the following:

Mutual funds	$28,118,289
Common collective trust funds	2,405,860
Common stock	52,444,935
$82,969,084

NOTE D - FAIR VALUE MEASUREMENTS

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 -	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 -	Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 -	Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Ruddick Corporation Common Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investments vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2010 and 2009.

	As of December 31, 2010
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$169,414,870	$-	$-	$169,414,870
Blended funds	73,763,414	-	-	73,763,414
Value funds	6,558,219	-	-	6,558,219
Bond funds	18,651,880	-	-	18,651,880
Total mutual funds	268,388,383	-	-	268,388,383

Common collective trust funds:
Equity Index Fund	-	18,778,941	-	18,778,941
Stable Value Fund	-	57,701,389	-	57,701,389
Total common collective trust funds	-	76,480,330	-	76,480,330

Ruddick Corporation common stock	160,833,162	-	-	160,833,162

Total assets	$429,221,545	$76,480,330	$-	$505,701,875

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$113,856,996	$-	$-	$113,856,996
Blended funds	76,428,981	-	-	76,428,981
Value funds	5,331,149	-	-	5,331,149
Bond funds	15,719,289	-	-	15,719,289
Total mutual funds	211,336,415	-	-	211,336,415

Common collective trust funds:
Equity Index Fund	-	16,506,130	-	16,506,130
Stable Value Fund	-	52,030,060	-	52,030,060
Total common collective trust funds	-	68,536,190	-	68,536,190

Ruddick Corporation common stock	125,543,374	-	-	125,543,374
Total assets	$336,879,789	$68,536,190	$-	$405,415,979

Fair Value Estimated Using Net Asset Value per Share

The following table at December 31, 2010 and 2009 sets forth a summary of the Plan's investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2010	Fair Value at December 31, 2009	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable Value Fund	$57,701,389	$52,030,060	$ 0	Daily	None	12- or 30- month advance written notice
Equity Index Trust	$18,778,941	$16,506,130	$ 0	Daily	None	90-day advance written notice

NOTE E - STABLE VALUE FUND

The Stable Value Fund is a collective trust fund sponsored by T. Rowe Price Associates, Inc. Each investor's beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the net asset value per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks (BICs); structured or synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events.

For plan years 2010 and 2009, the Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdrawals, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

General

All investment contracts held by the Stable Value Fund are effected directly between the trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

Yield and return information for the years ended December 31, 2010 and 2009 is as follows:

	12/31/2010	12/31/2009
Total Return	4.34%	4.36%
Average yields:
Based on GAAP incomes	3.65%	4.23%
Based on interest rate credited to unitholders	4.10%	4.26%
Ratio of investment income to average net assets	4.26%	4.25%

NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE G - PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, Plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $217,661,547 and $166,508,771 at 2010 and 2009, respectively, and collective trust funds with a fair value of $76,480,330 and $68,536,190 at 2010 and 2009, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2010.

At December 31, 2010 the Plan held 4,365,721 shares of Ruddick Corporation (Plan sponsor) common stock with a fair value of $160,833,162. At December 31, 2009 the Plan held 4,879,261 shares of Ruddick Corporation common stock with a fair value of $125,543,374.

NOTE I - RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$538,804,332	$434,347,988
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,085,571	1,562,449
Net assets available for benefits per the Form 5500	$540,889,903	$435,910,437

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$104,456,344
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,562,449)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,085,571
Net income per the Form 5500	$104,979,466

RUDDICK RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER INDENTIFICATION NUMBER: 56-0905940
PLAN NUMBER: 003
December 31, 2010

(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value

		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	236,160		$8,437,997
	American Funds	Growth Fund of America	254,126		7,735,595
	American Funds	Europacific Growth Fund	185,588		7,677,762
	Dryden	Global Real Estate Fund	48,169		919,062
	PIMCO	Total Return Instl Fund	1,484,906		16,111,227
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	228,271		2,540,653
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	123,488		1,400,353
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	460,689		7,066,968
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	1,219,688		14,502,095
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	1,525,533		25,080,092
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	1,818,253		21,891,771
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	1,288,215		22,260,351
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	1,289,718		15,773,255
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	1,069,451		18,629,828
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	1,484,538		17,235,484
*	T. Rowe Price Associates, Inc.	Retirement 2050 Fund	504,239		4,911,290
*	T. Rowe Price Associates, Inc.	Retirement 2055 Fund	535,893		5,160,650
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	268,774		3,523,631
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	841,546		16,014,613
*	T. Rowe Price Associates, Inc.	Value Fund	241,609		5,639,157
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	168,129		6,074,516
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	785,650		29,956,840
	Vanguard	Capital Opportunity	68,798		5,282,320
	Vanguard	Explorer Growth	67,259		4,562,873
		Total Mutual Funds			268,388,383

		COMMON COLLECTIVE TRUST FUNDS, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund	55,615,818		57,701,389
*	T. Rowe Price Associates, Inc.	Equity Index Trust	470,297		18,778,941
		Total Common Collective Trust Funds			76,480,330

	COMMON STOCK
*	Ruddick Corporation	Common Stock	4,365,721		160,833,162

	PARTICIPANT LOANS
*	Participant Loans***	Interest rates ranging from 4.25% to 9.25%, maturing through February 2016.			21,225,630

					$526,927,505
*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUDDICK RETIREMENT AND SAVINGS PLAN

	By:	Ruddick Corporation, as Plan Sponsor

Date: June 28, 2011	By:	/s/ JOHN B. WOODLIEF.
Vice President - Finance and
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of Dixon Hughes Goodman LLP